Exhibit 99(1)

FROM:	Kerzner International Limited
Paradise Island, The Bahamas

	Investor Contact: Omar Palacios	Media Contact: Lauren Snyder
	Tel: +1.242.363.6018	Tel: +1.242.363.6018
	Email: Omar.Palacios@kerzner.com	Email: Lauren.Snyder@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES FOURTH QUARTER RESULTS

•	2005 FOURTH QUARTER DILUTED EPS OF $0.19 COMPARED TO $0.23 ACHIEVED LAST YEAR

•	2005 FULL YEAR DILUTED EPS OF $1.34 COMPARED TO $2.01 ACHIEVED LAST YEAR

•	2005 FOURTH QUARTER ADJUSTED EPS OF $0.35 COMPARED TO $0.26 ACHIEVED LAST YEAR

•	2005 FULL YEAR ADJUSTED EPS OF $2.92 COMPARED TO $2.47 ACHIEVED LAST YEAR

•	KERZNER REPORTS RECORD FULL YEAR ADJUSTED NET INCOME, REVENUE AND EBITDA

•	ATLANTIS, THE PALM DEVELOPMENT COMMENCED; DEVELOPMENT BUDGET FOR PHASE I INCREASED TO APPROXIMATELY $1.5 BILLION

PARADISE ISLAND, The Bahamas, February 13, 2006 - Kerzner International Limited (NYSE: KZL) (the “Company”), through its subsidiaries a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the fourth quarter of 2005. The Company reported net income in the quarter of $7.1 million, compared to net income of $8.4 million in the same period last year, resulting in diluted net income per share of $0.19 compared to diluted net income per share of $0.23 in the same period last year. Adjusted net income for the quarter was $13.2 million compared to $9.7 million in the same period last year. Adjusted net income per share in the quarter was $0.35 compared to $0.26 in the same period last year.

Butch Kerzner, Chief Executive Officer of the Company, commented, “In 2005, we achieved financial performance records for adjusted net income, revenue and EBITDA, which were driven by the strong performance of our Paradise Island operations. These record results, combined with the continued strong levels of demand for Atlantis and our solid balance sheet, serve as a powerful foundation for our next wave of growth on Paradise Island, the Phase III expansion. Phase III is expected to be completed in stages, with the 600-room, all-suite hotel and the expanded water attractions open by April 2007. In addition, construction of our second Atlantis-branded destination resort, Atlantis, The Palm, has commenced in Dubai, United Arab Emirates and is expected to be completed by the end of 2008.”

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $124.9 million and $29.8 million, respectively, as compared to $108.0 million and $25.1 million, respectively, in the same period last year.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $163 as compared to $162 during the same period last year. In the quarter, Atlantis achieved an average occupancy of 71% as compared to 72% in the same quarter last year. In the quarter, the Company achieved a record fourth quarter average daily room rate (“ADR”) of $229 as compared to $224 in the same period last year. Visitation to the property in the quarter rebounded well after a slow start in October due to Hurricane Wilma, which affected customer visits from southern Florida.

The increase in net revenue in the quarter was driven primarily by increases in food and beverage revenue and casino revenue of 23% and 22%, respectively. The growth in food and beverage revenue is primarily attributable to the July 2005 addition of the Marina Village at Atlantis, an approximately 75,000 square foot restaurant, retail and entertainment area next to the Marina at Atlantis that includes five new restaurants.

At the Atlantis Casino, slot win increased by 11% in the quarter over the same period last year. Table win increased by 26% over the same period last year. The Company experienced a lower table drop, which was more than offset by a higher table hold percentage, as compared to the same period last year.

Howard Karawan, President of the Company’s Destination Resorts segment, commented, “We reported record results on Paradise Island in 2005. On a combined basis, Atlantis, Paradise Island and One&Only Ocean Club exceeded the $600 million gross revenue threshold for the first time, increasing 10% over last year."

Construction of the $730 million Phase III expansion (“Phase III”) on Paradise Island is proceeding. Development of the 600-room, all-suite hotel, expanded water attractions and 100,000 square feet of additional group meeting space is well underway. Completion of these elements of Phase III is expected by April 2007.

The second phase (“Harborside Phase I-B”) of Harborside at Atlantis (“Harborside”), a timeshare joint venture between the Company and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc., which consists of 116 two- and three-bedroom units, was completed in August of 2005. Sales trends for Harborside Phase I-B have remained strong, and the project is now 37% sold. Including Harborside Phase I-B, the total number of keys at Harborside is 392. In 2005, the Company recorded $19.8 million in income from Harborside, which includes fee income and equity earnings of $3.7 million and $16.1 million, respectively.

Construction of the 88-unit Ocean Club Residences & Marina condominium joint venture project is proceeding well. The project was approximately 20% complete at the end of the quarter. The cost of this development, which is being financed primarily from pre-sales of units, is expected to be approximately $130 million. Demand for the units has been strong, with deposits on 59 units received by the joint venture since the units went on the market in May 2005. The project, which is comprised of four 22-unit buildings, is expected to be completed in stages between January and May of 2007. The Company accounts for this joint venture under the equity method of accounting.

The Company entered into a joint venture with Turnberry Associates to develop The Residences at Atlantis, a 495-unit condo-hotel project. Construction is expected to commence once the joint venture has received a sufficient level of reservations and financing for the development has been secured by the joint venture. The Company has consolidated The Residences at Atlantis in its financial statements pursuant to FASB Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities." In the quarter, the Company recognized a net loss of $0.9 million, which is attributable mainly to its share of sales and marketing expenses and has been excluded from adjusted net income and adjusted net income per share.

Atlantis, The Palm, Dubai

The Company and Istithmar PJSC (“Istithmar”) have formed a joint venture to develop Atlantis, The Palm, Dubai (“Atlantis, The Palm”), the Company’s second Atlantis-branded resort, which will be situated at the center of the crescent of The Palm, Jumeirah on a 125-acre site. Phase I of this project is expected to include a 1,500-room five-star hotel, a 60-acre water park (over twice the size of the enhanced water park being developed in Phase III on Paradise Island), an entertainment village and other amenities. Once complete, this property is expected to be positioned as a leading attraction for Dubai and the anchor resort for The Palm, Jumeirah, a multi-billion dollar land reclamation project.

The development costs for Atlantis, The Palm are expected to be approximately $1.5 billion, including the cost of the 125-acre site, which the joint venture recently agreed to acquire. Construction of Atlantis, The Palm has recently commenced, with completion scheduled for late 2008. The joint venture anticipates it will utilize approximately 86 acres in Phase I, leaving approximately 39 acres available for future development. Additionally, the joint venture has secured the right to reclaim an additional 125 acres of adjacent land should it be required for future phases of development.

This joint venture’s capital structure includes an equity investment of $200 million by each partner. The remaining project financing will comprise the existing $700 million senior first lien term loan facility, which is subject to various conditions, and an additional $275 million of second lien debt. Istithmar has committed to provide $75 million of the second lien debt. The joint venture has received a commitment, subject to various conditions, from third party underwriters for the remaining $200 million. The joint venture expects to enter into binding definitive documentation for this second lien financing by the end of the first quarter of this year.

The joint venture also expects to purchase the 125-acre site on which the property will be located from the developer of The Palm, Jumeirah in exchange for a $125 million payment-in-kind note that will be subordinated to the first and second lien debt.

The Company has a long-term management agreement with the joint venture and is acting as the development manager for the project. This management agreement entitles the Company to receive a base management fee based on the gross revenue generated by Atlantis, The Palm and an incentive management fee based on operating income. The base management fee is subordinated to the senior debt facilities.

The Company’s investment in Atlantis, The Palm is accounted for under the equity method of accounting. In the quarter, the Company recorded an equity loss of $2.0 million, which is excluded from adjusted net income and adjusted net income per share. These losses are comprised primarily of the Company’s share of pre-opening expenses for this project.

Morocco

In 2005, the Company entered into a joint venture agreement with Société Maroc Emirates Arabs Unis de Développement and Caisse de Dépôt et de Gestion, and into related development and long-term management agreements for the development and operation of a destination resort casino in Morocco, near Casablanca. Based on the current preliminary designs for the project, the budget is anticipated to be approximately $300 million.

As a result of the previously announced budget increase, the parties have worked together for several months to arrange debt and equity financing to fund the project. Although no assurances can be given at this time, the Company expects to reach agreement with its Moroccan partners on amended project documents and proceed with the project, subject to obtaining third party debt financing.

Gaming

Connecticut

For the fourth quarter, Mohegan Sun reported slot revenue of $216.2 million, up 4% over the same period last year. Slot win per unit per day was $379 for the quarter, a 4% increase over the same period last year. For the quarter, Mohegan Sun’s share of the Connecticut slots market was 53%.

Under a relinquishment agreement between Trading Cove Associates (“TCA”) and the Mohegan Tribe, TCA, an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun. The Company recorded relinquishment and other fees from TCA of $10.1 million in the quarter as compared to $9.3 million in the same period last year.

BLB Investors, L.L.C.

The Company owns a 37.5% interest in BLB Investors, L.L.C. (“BLB”), a joint venture with Starwood Capital Group Global, L.L.C. and Waterford Group, L.L.C., and accounts for its investment in BLB under the equity method of accounting. On July 18, 2005, BLB completed a $464 million acquisition of the U.S. operations of Wembley plc (“Wembley”), which included the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado. BLB’s revenue and net income are driven primarily by Lincoln Park.

In the quarter, Lincoln Park reported net video lottery terminal (VLT) win of $84.2 million, an increase of 12% over the same period last year. Lincoln Park achieved net terminal win per unit per day in the quarter of $269. In the quarter, Lincoln Park recorded VLT revenue of $24.1 million, which represented Lincoln Park's approximate 29% share of VLT win.

BLB operates Lincoln Park under a master video lottery contract with the state of Rhode Island that was authorized by legislation passed by the Rhode Island General Assembly. This contract allows BLB to increase the number of VLTs at Lincoln Park to 4,752. As of December 31, 2005, Lincoln Park had 3,602 VLTs in operation, which included 600 VLTs that were added to the facility in the quarter as part of BLB’s planned redevelopment of Lincoln Park.

The balance of the expansion project includes the redevelopment of the existing grandstand area and the construction of a new facility that is expected to house at least 1,750 VLTs. The new facility will be located adjacent to the current facility and will contain new restaurant and entertainment areas and VLTs, some of which will be repositioned from the current facility. Upon completion of the redevelopment, Lincoln Park is expected to have 4,752 VLT in operation.

Completion of the redevelopment project is expected in early 2007. Based on the most recent cost estimates, which indicate a significant rise in the total development costs of this project, the Company expects to make an additional equity investment in BLB of $10 million to $15 million to finance the Company’s pro rata share of these additional costs.

In the quarter, the Company reported $0.4 million of equity earnings associated with its investment in BLB.

One&Only Resorts

The Company’s luxury resort segment, One&Only Resorts, reported net revenue of $50.2 million and EBITDA of $15.9 million in the quarter compared to net revenue of $34.3 million and EBITDA of $8.6 million in the same period last year. On a combined basis for the branded resorts, One&Only Resorts produced RevPAR of $445 in the quarter, a 14% increase over the same period last year. On the same basis, One&Only Resorts achieved fourth quarter average occupancy and ADR of 79% and $560, respectively, as compared to occupancy and ADR of 78% and $500, respectively, in the same period last year. The primary contributors to the increases in net revenue and EBITDA during the quarter were the strong performance of One&Only Palmilla and the inclusion of the results of One&Only Maldives at Reethi Rah.

One&Only Palmilla had a strong fourth quarter, with RevPAR of $560, a 40% increase over the same period last year. The resort achieved fourth quarter average occupancy and ADR of 85% and $658, respectively, compared to average occupancy and ADR of 69% and $582, respectively, in the same period last year. EBITDA during the quarter was $5.1 million compared to $1.9 million in the same period last year.

In its second full quarter of operation, the 130-room One&Only Maldives at Reethi Rah performed well, with EBITDA of $3.3 million. RevPAR in the quarter was $508. The resort achieved fourth quarter average occupancy and ADR of 83% and $610, respectively.

Although the Company does not have any equity ownership interest in Reethi Rah Resort Pvt Ltd (“Reethi Rah”), the entity that owns and operates One&Only Maldives at Reethi Rah, the Company has determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R. The Company has agreements with Reethi Rah that provide for construction financing and operating loans, as well as management and development agreements. As of May 1, 2005, when the resort commenced operations, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the consolidation of Reethi Rah’s financial statements into the consolidated financial statements of the Company.

In the quarter, the Company recorded a net loss related to Reethi Rah of $1.4 million, which includes depreciation and interest expense of $2.9 million and $1.8 million, respectively. In the near term, the Company anticipates Reethi Rah will continue to incur net losses, and such losses will be reflected in the Company's results of operations. If Reethi Rah realizes net income in the future, the Company will be credited to the extent losses were previously absorbed by the Company on behalf of Reethi Rah.

One&Only Ocean Club achieved record fourth quarter RevPAR of $623, representing an 11% increase over the same period last year. In the quarter, the resort achieved average occupancy and record fourth quarter ADR of 79% and $786, respectively, compared to average occupancy and ADR of 80% and $702, respectively, in the same period last year. EBITDA at the property was $2.0 million during the quarter as compared to $2.2 million in the same period last year. The decrease in EBITDA is primarily due to the closure of one of the hotel’s restaurants in the third quarter of 2005.

Liquidity

At December 31, 2005, the Company held $198.1 million in cash and cash equivalents, short-term investments and restricted cash. This amount consisted of $115.9 million in cash and cash equivalents, $20.0 million in short-term investments and $62.3 million in restricted cash. Restricted cash included $57.2 million of escrowed funds for the Company’s equity investment in the joint venture developing Atlantis, The Palm.

Total interest-bearing debt at the end of the quarter was $797.2 million, comprised primarily of the Company’s recently-issued $400 million of 6 3/4% Notes due 2015, $230 million of 2.375% Convertible Senior Subordinated Notes due 2024, as well as $110 million of financing related to the One&Only Palmilla and approximately $55.2 million of non-affiliated debt associated with Reethi Rah. The non-affiliated debt associated with One&Only Palmilla and Reethi Rah is consolidated under FIN 46R.

In the quarter, the Company amended its Revolving Credit Facility, increasing the availability under the facility from $500 million to $650 million and amending certain pricing and financial covenants. At the end of the quarter, the Company’s Revolving Credit Facility was undrawn. In determining the credit statistics used to measure compliance with the Company’s financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of Reethi Rah and the 50%-owned One&Only Palmilla and The Residences at Atlantis are excluded.

In the quarter, the Company incurred $78.0 million in capital expenditures, related primarily to Paradise Island, including capitalized interest of $2.7 million. In the first quarter of 2006, the Company expects to spend between $90 million and $100 million on Paradise Island capital expenditures.

In the quarter, the Company invested $10.6 million in Atlantis, The Palm. The Company expects to invest approximately $15 million in the project in the first quarter of 2006. This investment will be sourced from the remaining escrowed funds, which are currently classified as restricted cash on the Company’s consolidated balance sheet.

In the quarter, the Company closed on the acquisition of an additional seven and a half acres of beachfront property located at the eastern edge of Cabbage Beach adjoining Ocean Club Estates. The Company contributed this land into the Ocean Club Residences & Marina joint venture and will develop the site through the joint venture. The Company’s share of the acquisition costs was $7.9 million.

As of December 31, 2005, shareholders’ equity was $1,159.4 million and the Company had approximately 36.5 million Ordinary Shares outstanding. During the quarter, the Company did not repurchase any Ordinary Shares under its share repurchase program, which was authorized in the third quarter of 2005. The Company currently has approximately 1.4 million shares remaining under this program.

Conference Call Announcement

The Company will hold a conference call at 9:00 a.m. EST today to discuss these fourth quarter results. This call can be accessed at the Company’s web site at www.kerzner.com. The call will also be available on a first-come, first-serve basis by dialing 877.371.3550 (US/Canada) or 706.679.0864 (international).

Replay of the conference call will be available beginning today at 1:00 p.m. EST, ending at midnight on February 20, 2006. The replay numbers are 800.642.1687 (US/Canada) and 706.645.9291 (international) using the following PIN Number: 4925268.

About The Company

Kerzner International Limited (NYSE: KZL), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean. Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis’s water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. The Company is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai. In its gaming segment, the Company developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. The Company is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., the Company is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to GAAP Net Income (Loss), Reconciliation of EBITDA to U.S. GAAP Net Income, Summary Segment Data - Net Revenue, Summary Segment Data - EBITDA and Hotel Operating Performance Data are attached.

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except per share data)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
Revenues:
Casino and resort revenues	$160,084	$129,302	$666,824	$573,251
Less: promotional allowances	(6,034)	(5,749)	(24,239)	(23,034)
Net casino and resort revenues	154,050	123,553	642,585	550,217
Tour operations	14,373	11,975	54,524	47,115
Management, development and other fees	7,294	7,104	19,355	19,894
Other	1,183	919	5,060	3,859
	176,900	143,551	721,524	621,085
Costs and expenses:
Casino and resort expenses	88,257	73,600	345,138	299,680
Tour operations	12,469	10,429	46,003	39,994
Selling, general and administrative	38,901	26,848	136,808	118,334
Corporate expenses	11,810	11,850	43,219	38,601
Depreciation and amortization	21,047	14,550	73,292	58,948
Hurricane related expenses	-	-	-	3,426
Pre-opening expenses	3,341	-	7,975	3,258
UK gaming write-off	-	-	10,529	-
Loss on damaged assets	-	-	-	1,194
(Gain on sale) impairment of Atlantic City land	(132)	-	(1,433)	7,303
Impairment of notes receivable	-	-	28,139	-
	175,693	137,277	689,670	570,738

Income from operations	1,207	6,274	31,854	50,347

Relinquishment fees - equity in earnings of TCA	9,595	9,076	37,882	35,909

Other income (expense):
Interest income	1,900	1,890	9,130	4,722
Interest expense, net of capitalization	(11,505)	(10,217)	(44,087)	(36,814)
Equity in earnings of associated companies	5,316	770	20,523	7,455
Loss on early extinguishment of debt	(129)	(1,655)	(27,912)	(1,655)
Other, net	3	723	13	1,358
Other expense, net	(4,415)	(8,489)	(42,333)	(24,934)

Income before provision for income taxes and
minority and noncontrolling interests	6,387	6,861	27,403	61,322
Benefit (provision) for income taxes	175	1,049	16,104	(424)
Minority and noncontrolling interests	580	460	7,141	7,234

Net income	$7,142	$8,370	$50,648	$68,132

Diluted earnings per share	$0.19	$0.23	$1.34	$2.01

Weighted average number of shares outstanding - diluted	37,825	36,812	37,667	33,884

Kerzner International Limited
Reconciliation of Adjusted Net Income to U.S. GAAP Net Income
(In thousands of U.S. dollars except per share data)
(Unaudited)

	For the Three Months					For the Year
	Ended December 31,					Ended December 31,
	2005			2004		2005		2004
	$		EPS	$	EPS	$	EPS	$	EPS

Adjusted net income (1)	$13,242		$0.35	$9,698	$0.26	$109,982	$2.92	$83,565	$2.47
Phase III amendment write-off (2)	-		-	(500)	(0.01)	-	-	(500)	(0.01)
Hurricane related expenses (3)	-		-	-	-	-	-	(4,620)	(0.14)
Pre-opening expenses (4)	(5,241)		(0.14)	-	-	(10,036)	(0.27)	(1,827)	(0.06)
UK gaming write-off (5)	-		-	-	-	(10,529)	(0.28)	-	-
Gain on sale (impairment) of
Atlantic City land (6)	132		-	-	-	1,433	0.04	(7,303)	(0.22)
Impairment of notes receivable (7)	-		-	-	-	(28,139)	(0.75)	-	-
BLB transaction (costs) gain (8)	-		-	-	-	888	0.02	(4,399)	(0.13)
Costs of amendment of credit
facility (9)	(856	) )	(0.02)	-	-	(856)	(0.02)	-	-
Share of income from
remediation at Harborside (10)	-		-	-	-	-	-	4,044	0.12
Real estate (loss) income (11)	(6)		-	-	-	124	-	-	-
Loss on early extinguishment
of debt, net of minority interest (12)	(129)		-	(828)	(0.02)	(27,912)	(0.74)	(828)	(0.02)
Tax benefit related to debt
refinancing (13)	-		-	-	-	15,693	0.42	-	-
Net income	$7,142		$0.19	$8,370	$0.23	$50,648	$1.34	$68,132	$2.01

(1)
Adjusted net income is defined as net income before Phase III amendment write-off, hurricane related expenses, pre-opening expenses, UK gaming write-off, gain on sale (impairment) of Atlantic City land, impairment of notes receivable, BLB transaction (costs) gain, costs of amendment of credit facility, share of income from remediation at Harborside, real estate (loss) income, loss on early extinguishment of debt, net of minority interest and tax benefit related to debt refinancing.

Adjusted net income is presented to assist investors in analyzing the performance of the Company. Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to net income computed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), nor should it be considered as an indicator of the overall financial performance of the Company. Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than net income calculated in accordance with U.S. GAAP.

(2)
In December 2004, the Company amended the scope of the Phase III expansion on Paradise Island. The Phase III amendment write-off represents certain design and other related costs previously incurred that will no longer be utilized in connection with the amended plans. The Phase III amendment write-off costs are included within casino and resort expenses in the accompanying condensed consolidated statements of operations.

(3)
Hurricane related expenses primarily consist of clean up and repair costs and complimentary goods and services to guests associated with Hurricane Frances at the Company’s Paradise Island properties and the write-off of assets damaged during Hurricane Frances.

(4)
Pre-opening expenses for the quarter and year ended December 31, 2005 include costs incurred relating to the Phase III expansion on Paradise Island of $3.0 million and $7.7 million, respectively. Pre-opening expenses for the quarter and year ended December 31, 2005 also include $0.3 million of costs incurred, net of minority interest relating to a November 2005 launch event at One&Only Maldives at Reethi Rah. Also included in pre-opening expenses for the quarter and year ended December 31, 2005 are costs incurred relating to Atlantis, The Palm of $2.0 million and $2.1 million, respectively, which are included as equity in earnings of associated companies in the accompanying condensed consolidated statements of operations.  Pre-opening expenses for the year ended December 31, 2004 represent costs incurred prior to the June 2004 opening of the One&Only Ocean Club expansion and the Company’s 50% share of pre-opening expenses related to One&Only Palmilla’s grand reopening event in February 2004.

(5)
UK gaming write-off relates to all capitalized and deferred costs incurred for the planning and development of all of the Company’s proposed gaming projects in the United Kingdom (excluding costs associated with the Northampton project) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than the Company had previously anticipated.

(6)
During the year ended December 31, 2005, the Company completed the sale of a portion of its Atlantic City land, for which it had previously recorded an impairment charge, as well as two additional ancillary pieces of land, all of which resulted in a total gain of $1.4 million. During the year ended December 31, 2004, the Company recorded an impairment of $7.3 million to certain of its undeveloped real estate in Atlantic City based on its estimated fair value less costs to sell. This amount excludes a $2.9 million tax benefit that the Company realized during the year as a result of this impairment charge.

(7)
For the year ended December 31, 2005, the Company recorded an impairment of its subordinated notes receivable due from Reethi Rah, the entity which owns One&Only Maldives at Reethi Rah, after obtaining a third party valuation firm’s appraisal of the resort in connection with the consolidation of Reethi Rah under FIN 46R.

(8)
For the year ended December 31, 2005, the Company recorded income for its share of BLB’s gain associated with Wembley’s repurchase of BLB’s share ownership in Wembley effective on the date of acquisition. This amount is included within equity in earnings of associated companies in the accompanying condensed consolidated statements of operations. For the year ended December 31, 2004, the Company recorded $4.4 million in equity loss and related expenses associated with its 37.5% investment in BLB. These losses are related to the Company’s share of transaction costs incurred in connection with BLB’s intended acquisition of Wembley in 2004. Additionally, these amounts include $0.4 million in related foreign currency exchange losses for year ended December 31, 2004.  The foreign currency exchange losses are included within corporate expenses in the accompanying condensed consolidated statements of operations.

(9)
During the quarter ended December 31, 2005, the Company amended its revolving credit facility and wrote off $0.9 million of debt issuance costs associated with its previous credit facility. This amount is included within interest expense, net of capitalization in the accompanying condensed consolidated statements of operations.

(10)
The Company recorded income for its share of remediation related to Harborside at Atlantis, the Company’s 50%-owned timeshare property at Atlantis, Paradise Island, arising primarily from Hurricane Michelle related damages incurred in November 2001. In the second quarter of 2004, the Company recorded its share of an insurance recovery realized by Harborside related to a partial settlement of the Harborside remediation claim, which was recorded net of remediation costs incurred. These amounts are included in equity in earnings of associated companies in the accompanying condensed consolidated statements of operations.

(11)
For the year ended December 31, 2005, real estate (loss) income includes a loss of $1.7 million, net of minority interest, associated with The Residences at Atlantis and equity in earnings of $1.8 million associated with the Ocean Club Residences & Marina, two of the Company's joint venture real estate-related projects on Paradise Island.

(12)
For the year ended December 31, 2005, loss on early extinguishment of debt represents costs associated with the September 2005 tender for the Company’s 8 7/8% Senior Subordinated Notes. For the year ended December 31, 2004, loss on early extinguishment of debt, net of minority interest represents the Company’s 50% share of the write-off of debt issuance costs related to One&Only Palmilla’s senior credit facility, which was refinanced in December 2004.

(13)	For the year ended December 31, 2005, the Company realized a tax benefit of $15.7 million related to the refinancing of its 8 7/8% Senior Subordinated Notes.

Kerzner International Limited
Reconciliation of EBITDA to U.S. GAAP Net Income
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months		For the Year
	Ended December 31,		Ended December 31,
	2005	2004	2005	2004

EBITDA (1)	$43,285	$31,170	$211,559	$168,695
Phase III amendment write-off	-	(500)	-	(500)
Depreciation and amortization	(21,047)	(14,550)	(73,292)	(58,948)
Hurricane related expenses	-	-	-	(3,426)
Pre-opening expenses	(5,298)	-	(10,093)	(3,258)
UK gaming write-off	-	-	(10,529)	-
Loss on damaged assets	-	-	-	(1,194)
Gain on sale (impairment) of
Atlantic City land	132	-	1,433	(7,303)
Impairment of notes receivable	-	-	(28,139)	-
Other expense, net	(4,415)	(8,489)	(42,333)	(24,934)
Equity in earnings of associated
companies	(5,316)	(770)	(20,523)	(7,455)
BLB transaction (costs) gain	-	-	888	(4,399)
Share of income from remediation
at Harborside	-	-	-	4,044
Real estate income	(954)	-	(1,568)	-
Benefit (provision) for income taxes	175	1,049	16,104	(424)
Minority and noncontrolling interests	580	460	7,141	7,234
Net income	$7,142	$8,370	$50,648	$68,132

(1)
EBITDA is defined as net income before Phase III amendment write-off, depreciation and amortization, hurricane related expenses, pre-opening expenses, UK gaming write-off, loss on damaged assets, gain on sale (impairment) of Atlantic City land, impairment of notes receivable, other expense, net (excluding equity in earnings of associated companies before BLB transaction (costs) gain, share of income from remediation at Harborside, equity in earnings of Ocean Club Residences & Marina and the Company’s share of Atlantis, The Palm, One&Only Palmilla and One&Only Maldives at Reethi Rah pre-opening expenses), real estate income, benefit (provision) for income taxes and minority and noncontrolling interests.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company’s method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited.

Kerzner International Limited
Summary Segment Data - Net Revenue
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months		For the Year
	Ended December 31,		Ended December 31,
	2005	2004	2005	2004
Destination Resorts (1):
Atlantis, Paradise Island
Rooms	$34,406	$34,168	$185,268	$174,093
Casino	37,294	31,347	146,010	130,879
Food and beverage	33,654	27,307	141,890	127,633
Other	17,508	14,911	68,669	65,040
	122,862	107,733	541,837	497,645
Promotional allowances	(6,034)	(5,749)	(24,239)	(23,034)
	116,828	101,984	517,598	474,611
Tour operations	7,421	5,251	35,025	26,564
Harborside fees	612	725	3,655	2,826
	124,861	107,960	556,278	504,001
Atlantis, The Palm development fees	161	165	496	380
	125,022	108,125	556,774	504,381

Gaming:
Connecticut fees	460	233	926	935

One&Only Resorts:
One&Only Ocean Club	9,574	9,660	43,237	37,731
One&Only Palmilla	17,218	11,909	63,565	37,875
One&Only Maldives at Reethi Rah	10,430	-	18,185	-
Other resorts (2)	6,061	5,981	14,278	15,753
Tour operations	6,952	6,724	19,499	20,551
	50,235	34,274	158,764	111,910

Other (3)	1,183	919	5,060	3,859

	$176,900	$143,551	$721,524	$621,085

(1)
Includes revenue from Atlantis, Paradise Island, Ocean Club Golf Course, the Company’s wholly-owned tour operator, PIV, Inc., marketing and development fee income from Harborside and development fee income from Atlantis, The Palm.

(2)	Includes management, marketing and development fees from the Company’s One&Only Resorts properties located in Mauritius, Dubai and the Maldives.

(3)
Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts. Relinquishment fees - equity in earnings of TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying condensed consolidated statements of operations.

Kerzner International Limited
Summary Segment Data - EBITDA
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months		For the Year
	Ended December 31,		Ended December 31,
	2005	2004(3)	2005	2004(3)
Destination Resorts:
Atlantis, Paradise Island	$24,947	$25,037	$156,937	$140,175
Tour operations	1,021	980	7,064	5,921
Harborside fees	612	725	3,655	2,826
Harborside equity earnings	3,219	(1,617)	16,106	2,607
	29,799	25,125	183,762	151,529
Atlantis, The Palm	146	149	452	346
	29,945	25,274	184,214	151,875

Gaming:
Connecticut	10,054	9,308	38,808	36,843
United Kingdom	(1,148)	(1,296)	(4,810)	(2,559)
BLB	363	(34)	1,085	989
Other equity losses	(207)	(303)	(983)	(947)
	9,062	7,675	34,100	34,326

One&Only Resorts:
One&Only Ocean Club	1,969	2,196	12,341	9,894
One&Only Palmilla	5,110	1,865	20,126	1,566
One&Only Maldives at Reethi Rah	3,304	-	(791)	-
Other resorts (1)	6,061	5,981	14,278	15,753
Tour operations	768	575	1,305	1,155
Direct expenses	(4,303)	(4,763)	(14,009)	(16,499)
Other equity earnings	2,969	2,728	3,813	4,737
	15,878	8,582	37,063	16,606

Corporate and other (2)	(11,600)	(10,361)	(43,818)	(34,112)
	$43,285	$31,170	$211,559	$168,695

See definition and management’s disclosure regarding EBITDA in the accompanying reconciliation of EBITDA to U.S. GAAP net income.

(1)	Consists of management, marketing, development and other fees for operations located in Mauritius, Dubai and the Maldives.

(2)	Corporate and other represents corporate expenses not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

(3)	Certain amounts for the 2004 periods have been reclassified to conform to the current periods’ presentation.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months		For the Year
	Ended December 31,		Ended December 31,
	2005	2004	2005	2004
Atlantis, Paradise Island:
Occupancy	71%	72%	81%	80%
ADR (1)	$ 229	$ 224	$ 272	$ 257
RevPAR (2)	$ 163	$ 162	$ 221	$ 207

One&Only Resorts (3):
Occupancy	79%	78%	78%	77%
ADR (1)	$ 560	$ 500	$ 462	$ 403
RevPAR (2)	$ 445	$ 391	$ 359	$ 311

One&Only Ocean Club:
Occupancy	79%	80%	82%	79%
ADR (1)	$ 786	$ 702	$ 869	$ 762
RevPAR (2)	$ 623	$ 563	$ 712	$ 600

One&Only Palmilla:
Occupancy	85%	69%	86%	61%
ADR (1)	$ 658	$ 582	$ 606	$ 500
RevPAR (2)	$ 560	$ 399	$ 523	$ 304

One&Only Maldives at
Reethi Rah (4):
Occupancy	83%	-	72%	-
ADR (1)	$ 610	-	$ 436	-
RevPAR (2)	$ 508	-	$ 313	-

Management believes that the results of operations in the destination resort and luxury hotel industry are best explained by three key performance measures; occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”). These measures are influenced by a variety of factors including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the travel and leisure industry. The demand for accommodations at our resorts may also be affected by normal recurring seasonal patterns.

(1)	ADR represents room revenue divided by the total number of room nights occupied.

(2)	RevPAR represents room revenue divided by the total number of room nights available.

(3)
One&Only Resorts represents the consolidated results of the seven properties that the Company markets under its One&Only brand: One&Only Ocean Club, One&Only Palmilla, One&Only Le Saint Geran, One&Only Le Touessrok, One&Only Kanuhura, One&Only Maldives at Reethi Rah and One&Only Royal Mirage.

(4)	Hotel operating performance data for One&Only Maldives at Reethi Rah for the year ended December 31, 2005 represents the period from May 1, 2005 (date of opening) through December 31, 2005.